UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

_________________

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. ___)*

In Media Corporation
(Name of Company)

Common Stock
(Title of Class of Securities)

453228108
(CUSIP Number)

David Hunt 32 W. 200 S., #360 Salt Lake City, UT 84101 (801) 953-7878
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

December 19, 2016
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.      .

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a person’s initial filing on this form with respect to subject class of securities, and for any subsequent amendment containing information which would alter disclosures in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  453228108

13D

1.	NAMES OF REPORTING PERSON David Hunt
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) . (b) .
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) PF
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) (see instructions) .
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 63,440,000
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 63,440,000
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 63,440,000
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) .
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 62.3%
14.	TYPE OF REPORTING PERSON (see instructions) IN

CUSIP No.  453228108

13D

Item 1.

Security and Company

The issuer is In Media Corporation (the “Issuer”). The title of the class of equity securities to which this Statement relates is Common Stock, par value $0.001 per share (“Shares”). The Issuer’s principal executive office is: 5872 Owens Avenue, #200, Carlsbad, CA 92008, Tel. 888-368-9696.

Item 2.

Identity and Background

(a) This Statement is being filed by David Hunt (the “Reporting Person”).

(b) The Reporting Person’s business address is: 32 W. 200 S., #360, Salt Lake City, UT 84101.

(c) The Reporting Person is a consultant, investor and lawyer.

(d) The Reporting Person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of any such proceeding was not or is not subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The Reporting Person is a citizen of the United States.

Item 3.

Source and Amount of Funds or Other Consideration

The purchase price for the 63,440,000 Shares was from purchasers personal funds held in RVCA Partners, LLC (“RVCA”) and DP Holdings RE, LLC (“DP Holdings”), both entities that are owned and controlled by the Reporting Party. See Item 4 below.

Item 4.

Purpose of Transaction

The Issuer is a “shell” corporation and as such has no current operations. On December 19, 2016, RVCA, an entity owned and controlled by the Reporting Party, entered into a Stock Purchase Agreement with the Issuer for the sale to RVCA of 49,446,863 Shares of the Issuer’s outstanding common stock constituting approximately 48.6% of the Issuer’s fully diluted outstanding Shares. The purchase price was $49,446.87 ($0.001 per Share) in cash. On December 19, 2016, RVCA also purchased 13,993,137 Shares of the Issuer’s outstanding common stock constituting approximately 13.7% of the Issuer’s fully diluted outstanding Shares from the Issuer’s CEO Howard Hayes in a private transaction. The purchase price for the 13,993,137 Shares was $13,993.14 ($0.001 per Share) in cash. The Shares were assigned to DP Holdings, also an entity owned and controlled by the Reporting Party and the source of the funds for the 13,993,137 share purchase. Mr. Hunt also joined the Board of Directors of the Issuer and became an officer. Subsequent to the share purchase, Messrs. Hayes and Mike Harper resigned from the Board of Directors leaving Mr. Hunt as the sole director. Mr. Hayes remains as the Issuer’s CEO and principal accounting officer and principal financial officer.

 The Issuer intends to engage in the acquisition of an operating company and intends to evaluate one or more potential acquisition target companies in one or more industry sectors. It is anticipated that any such acquisition, if and when consummated, would involve one or more of the following: (1) the issuance of additional common stock or other equity securities of the Issuer to the owners of the acquired company, resulting in a change of control; (2) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer; (3) a change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (4) a material change in the present capitalization or dividend policy of the Issuer; (5) a material change in the present capitalization or dividend policy of the Issuer; (6) changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; or (7) actions similar to any of those enumerated above.

CUSIP No.  928661107

13D

Item 5.

Interest in Securities of the Company

As of the date of this Statement, the Reporting Person beneficially owned 63,440,000 common stock Shares, constituting 62.3% of the Issuer’s outstanding common stock Shares. The percentage of common stock Shares owned is based upon 101,769,549 common stock Shares outstanding as of December 21, 2016.

All of such Shares were acquired on December 19, 2016, as described in Item 3 of this Schedule. No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares covered by this Statement.

Item 6.

Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Company

Except for the issuance of the Shares for services as described in Items 3 and 4, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Person and any other person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.

Material to be Filed as Exhibits

None.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

December 21, 2016

 /s/ David Hunt

David Hunt

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